Exhibit 21.1

List of Subsidiaries of Endo, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization	Ownership by Endo, Inc.
Endo Finance Holdings, Inc.	Delaware	Direct

Endo Enterprise, Inc.	Delaware	Indirect

Paladin Pharma Inc.	Canada	Indirect

Endo USA, Inc.	Delaware	Indirect

Endo US Holdings Luxembourg I S.a r.l.	Luxembourg	Indirect

Operand Pharmaceuticals Holdco I Limited	Ireland	Indirect

Endo Biologics Limited	Ireland	Indirect

Endo Operations Limited	Ireland	Indirect

Endo India Holdings, LLC	Delaware	Indirect

Par Formulations Private Limited	India	Indirect

Par Active Technologies Private Limited	India	Indirect

Par Biosciences Private Limited	India	Indirect